

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2014

<u>VIA E-Mail</u>
Ms. Barbara J. Fournier
Chief Operating Officer
FSP 303 East Wacker Drive Corporation
401 Edgewater Place
Wakefield, Massachusetts 01880

  Re: FSP 303 East Wacker Drive Corporation
     Form 10-K for the year ended December 31, 2013
     Filed on March 7, 2014
     File No. 000-53165

Dear Ms. Barbara J. Fournier:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kevin Woody

       Kevin R. Woody
       Branch Chief